Effective May 31, 2002, the Strong Money Market Fund acquired, through a non-taxable exchange, substantially all of the net assets of Strong Investors Money Fund. Strong Money Market Fund issued 353,261,220 shares (valued at $353,261,220) for the outstanding shares of Strong Investors Money Fund at May 31, 2002. Strong Money Market Fund's Statement of Operations for the year ended October 31, 2002 does not include preacquisition activity of Strong Investors Money Fund. The aggregate net assets of Strong Money Market Fund and Strong Investors Money Fund immediately before the acquisition were $1,866,423,277 and $353,261,220, respectively. The combined net assets of Strong Money Market Fund immediately after the acquisition were $2,219,684,497.